CKX LANDS, INC.

2024 Annual Report to Shareholders

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended December 31, 2024

or

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from __________ to __________

Commission File Number 1-31905

CKX Lands, Inc.

(Exact name of registrant as specified in its Charter)

Louisiana	**72-0144530**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
2417 Shell Beach Drive **Lake Charles, LA**	**70601**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(337) 493-2399**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock with no par value	**CKX**	**NYSE American**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☑
			Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). YES ☐ NO ☑

The aggregate market value of the voting common equity held by non-affiliates of the registrant as of June 28, 2024 based on the closing price on that date of $13.50 was $18,887,985.

The number of shares of the registrant's Common Stock outstanding as of March 25, 2025, was 2,027,032.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive Proxy Statement prepared in connection with the 2025 Annual Meeting of Stockholders are incorporated by reference into Part III, Items 10, 11, 12, 13 and 14 of this Annual Report on Form 10-K.

FORM 10-K

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024

TABLE OF CONTENTS

Cautionary Note Regarding Forward-Looking Statements

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of the "Safe Harbor" provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These statements include, without limitation, the information contained under the heading "Outlook for Fiscal Year 2025" in Item 7 of this report, and any statements containing forward-looking terminology including "may," "should," "likely," "will," "believe," "expect," "anticipate," "estimate," "continue," "plan," "intend," "projects," or other similar words. These statements are not a guarantee of future performance and are subject to risks, uncertainties and other factors, some of which are set forth in "Item 1A. Risk Factors." These risks and uncertainties include, but are not limited to, whether the objectives of the Company's previously announced strategic alternatives review process will be achieved; the terms, timing, structure, benefits and costs of any strategic transaction; whether any such transaction will be consummated at all; the risk that the strategic alternatives review process and its announcement could have an adverse effect on the ability of the Company to retain customers, retain and hire key personnel and maintain relationships with customers, suppliers, employees, shareholders and other business relationships, and on its operating results and business generally; the risk that the strategic alternatives review process could divert the attention and time of the Company's management; the risk of any unexpected costs or expenses resulting from the strategic alternatives review process; and the risk of any litigation relating to the strategic alternatives review process. Many risks are beyond our control and difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecast in forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this report. Unless legally required, the Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Additional information may be contained in the Company's future reports periodically filed with the SEC.

The "Company", "we," "us," and "our," refer to CKX Lands, Inc.

PART I

ITEM 1.   BUSINESS

Business Description

CKX Lands, Inc., a Louisiana corporation, began operations in 1930 under the name Calcasieu Real Estate & Oil Co., Inc. It was originally organized as a spin-off by a bank operating in southwest Louisiana. The purpose of the spin-off was to form an entity to hold non-producing mineral interests which regulatory authorities required the bank to charge off. Over the years, as some of the mineral interests began producing, the Company used part of the proceeds to acquire land. In 1990, the Company made its largest acquisition when it was one of four purchasers who bought a fifty percent undivided interest in approximately 35,575 acres in southwest Louisiana.

Today the Company's income is derived from mineral royalties, timber sales and surface payments from its lands. CKX receives income from royalty interests and mineral leases related to oil and gas production, timber sales, land sales and surface rents. Although CKX is active in the management of its land and planting and harvesting its timber, CKX is passive in the production of income from oil and gas production in that CKX does not explore for oil and gas or operate wells. These oil and gas activities are performed by unrelated third parties.

CKX leases its property to oil and gas operators and collects income through its land ownership in the form of oil and gas royalties and lease rentals and geophysical revenues. The Company's oil and gas income fluctuates as new oil and gas production is discovered on Company land and then ultimately depletes or becomes commercially uneconomical to produce. The volatility in the daily commodity pricing of a barrel of oil or a thousand cubic feet, or "MCF," of gas will also cause fluctuations in the Company's oil and gas income. These commodity prices are affected by numerous factors and uncertainties external to CKX's business and over which it has no control, including the global supply and demand for oil and gas, and domestic and global economic conditions, among other factors.

CKX has small royalty interests in 20 different producing oil and gas fields. The size of each royalty interest is determined by the Company's net ownership in the acreage unit for the well. CKX's royalty interests range from 0.0045% for the smallest to 7.62% for the largest. As the Company does not own or operate the wells, it does not have access to any reserve information. Eventually, the oil and gas reserves under the Company's current land holdings will be depleted.

Timber income is derived from sales of timber on Company lands. The timber income will fluctuate depending on our ability to secure stumpage agreements in the regional markets, timber stand age, and/or stumpage commodity prices. Timber is a renewable resource that the Company actively manages.

Surface income is earned from various recurring and non-recurring sources. Recurring surface income is earned from lease arrangements for farming, recreational and commercial uses. Non-recurring surface income can include such activities as pipeline right of ways, and temporary worksite rentals.

In managing its lands, the Company relies on and has established relationships with real estate, forestry, environmental and agriculture consultants as well as attorneys with legal expertise in general corporate matters, real estate, and minerals.

The Company actively searches for additional real estate for purchase in Louisiana with a focus on southwest Louisiana and on timberland and agricultural land. When evaluating unimproved real estate for purchase, the Company will consider numerous characteristics including but not limited to, timber fitness, agriculture fitness, future development opportunities and/or mineral potential. When evaluating improved real estate for purchase, the Company will consider characteristics including, but not limited to, geographic location, quality of existing revenue streams, and/or quality of the improvements.

The Company's Board of Directors regularly evaluates a range of strategic alternatives that could increase shareholder value, and the Board and management conduct due diligence activities in connection with such alternatives. These include opportunities for growth though the acquisitions of land or other assets, business combinations, dispositions of assets and reinvestment of the proceeds, and other alternatives.

On August 21, 2023, the Company announced that the Board had determined to initiate a formal process to evaluate strategic alternatives for the Company to enhance value for stockholders and had retained a financial advisor in connection with the process.

On April 18, 2024, the Company provided an update on the process, noting that it had received preliminary indications of interest from multiple parties related to the potential acquisition of the Company or its assets, and that the Company and its advisors were working with a select group of these parties to provide them with additional information. The Board has formed a subcommittee to provide oversight and management of the process.

Since the April 18, 2024 update, management and the Board subcommittee, together with the Company's financial advisors, have continued working with interested parties and have advanced discussions with a potential counterparty.

As part of management's desire to maximize value for shareholders through this process, the Company expects to seek to partition, in kind or by sale, ownership of its undivided interests in lands co-owned with others. There can be no assurance that the Company will be successful in reaching a negotiated partition of its co-owned acreage that would avoid the need to seek partition in court.

Additionally, a sale of the Company or all or substantially all of its assets would be subject to a number of conditions and contingencies, including the approval of the Company's shareholders. There can be no assurance that this process will result in the successful negotiation of a definitive agreement for a transaction or any other strategic outcome, or that the Board will recommend that CKX's shareholders approve any transaction.

CKX does not perform or cause to be performed oil and gas producing activities inasmuch as: (1) we do not search for crude oil or natural gas in their natural states; (2) we do not acquire property for the purpose of exploration or the removing of oil and gas; and (3) we are not involved in construction, drilling and/or production activities necessary to retrieve oil and gas.

The Company does not spend any money on research and development.

Because of the nature of the Company's revenue streams, the effect of competition on the Company and its results of operations is not material.

Employees

The Company has two employees, both of whom are part-time. The Company is not subject to union contracts nor does the Company have any medical benefit, pension, profit sharing, option or deferred compensation programs. The Company has a stock incentive plan adopted in connection with the Executive Employment Agreement effective July 15, 2020, as amended, with its President, and the Company's Chief Financial Officer is also a participant in the plan. The plan permits the Company to grant restricted stock units or performance shares for up to 357,000 shares of its common stock. The Company granted awards for all 357,000 shares issuable under the plan on June 13, 2022. Of those awards, 25,582 restricted stock units vested and the underlying shares were issued during the year ended December 31, 2023, and 36,551 restricted stock units and 51,761 performance share units vested and the underlying performance shares were issued during the year ended December 31, 2024. As of December 31, 2024, there are no longer any unvested awards under the plan, however, 36,551 shares issuable pursuant to awards that vested in 2024 have not yet been issued.

Customers

The Company's customers are those who have mineral leases on Company lands, purchase timber in competitive bids or execute surface leases for farming, hunting, right of ways or other purposes. During 2024, the Company received approximately 77.19% of its total revenues from the following customers:

Customer	Revenue Type	% of Total Revenue
Pehler & Associates, LLC	Surface Lease	35.28%
TC Louisiana Intrastate Pipeline	Surface Lease	15.82%
Total Ballard Exploration Company	Oil & Gas	10.20%
Total Daylight Petroleum	Oil & Gas	4.10%
East LA CCS LLC	Oil & Gas	3.58%
Total Chato Energy, LLC	Oil & Gas	2.75%
Sunchase Power, LLC	Oil & Gas	2.74%
Total EOG Resources, Inc.	Oil & Gas	2.73%

Loss of cash receipts from any of these customers or revenue streams would have a material adverse effect on the Company.

Environmental and Other Governmental Regulations

The Company does not need government approval of its principal products or services except that the State of Louisiana must permit the size and location of all oil and gas producing units. The operator of the oil and gas units is responsible for this permitting process.

The operators of the wells are responsible for complying with environmental and other governmental regulations. However, should an operator abandon a well located on Company land without following prescribed procedures, the landowners could possibly be held responsible. The Company does not believe this would have a material effect on its financial condition.

ITEM 1A.   RISK FACTORS

Significant Risk Factors

In addition to the other information set forth in this report, you should carefully consider the following risks, which could materially affect our business, financial condition, or results of operations in future periods. The risks described below are not the only risks facing our Company. Additional risks not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition, or results of operations in future periods.

We cannot assure you that our exploration of strategic alternatives will result in us pursuing a transaction or that any such transaction would be successfully completed. The process of reviewing strategic alternatives or its conclusion could adversely affect our business and our stockholders.

In August 2023, we announced that our Board of Directors had determined to initiate a formal process to evaluate strategic alternatives for the Company to enhance value for stockholders. We are actively working with financial and legal advisors in this strategic alternative review process.

On April 18, 2024, the Company provided an update on the process, noting that it had received preliminary indications of interest from multiple parties related to the potential acquisition of the Company or its assets, and that the Company and its advisors were working with a select group of these parties to provide them with additional information. The Board has formed a subcommittee to provide oversight and management of the process.

Since the April 18, 2024 update, management and the Board subcommittee, together with the Company's financial advisors, have continued working with interested parties and have advanced discussions with a potential counterparty.

As part of management's desire to maximize value for shareholders through this process, the Company expects to seek to partition, in kind or by sale, ownership of its undivided interests in lands co-owned with others. There can be no assurance that the Company will be successful in reaching a negotiated partition of its co-owned acreage that would avoid the need to seek partition in court.

Additionally, a sale of the Company or all or substantially all of its assets would be subject to a number of conditions and contingencies, including the approval of the Company's shareholders. There can be no assurance that this process will result in the successful negotiation of a definitive agreement for a transaction or any other strategic outcome, or that the Board will recommend that CKX's shareholders approve any transaction.

We cannot make any assurances about the timing or outcome of the process, including whether the process will result in a transaction; what the terms, structure, benefits and costs of any transaction will be; or that any transaction that is agreed to will be completed. Entry into or completion of any potential transaction or other strategic alternatives would depend on a number of factors that may be beyond our control, including, among other things, general economic and market conditions, industry trends, regulatory approvals and the availability of financing for a potential transaction on reasonable terms. Even if a transaction is entered into, we cannot assure you that it will be successful, achieve our objectives or have a positive effect on stockholder value. Our Board of Directors may also determine that no transaction is in the best interest of our stockholders.

We have incurred and expect to continue to incur expenses, which could be substantial, associated with identifying, evaluating and negotiating potential strategic alternatives. The process of reviewing potential strategic alternatives may be time-consuming, distracting and disruptive to our business and our management team. We may also incur additional unanticipated expenses in connection with this process. In addition, we may be subject to costly and time-consuming litigation related to the process. Further, the process may result in the loss of potential business opportunities and have a negative effect on the market price and volatility of our common stock, as well as our ability to retain customers, recruit and retain qualified personnel, and maintain other business relationships.

In addition, speculation regarding any developments related to the review of strategic alternatives and perceived uncertainties related to the future of the Company could cause our stock price to fluctuate significantly.

Our operations and properties could be adversely affected by hurricanes or other adverse weather events, natural disasters, or other significant disruptions.

Our properties are located principally in southwest Louisiana, where major hurricanes and flooding have occurred. Depending on where any hurricane makes landfall or flooding occurs, our properties could be significantly damaged, and income-producing activities on our properties could be disrupted. For example, approximately 33 percent of our standing timber was at least partially damaged, and oil and gas production on our lands was temporarily interrupted due to Hurricane Laura in August 2020. In addition, the occurrence and frequency of hurricanes and flooding in Louisiana could also negatively impact demand for the use of our real estate assets because of perceptions of hurricane and flooding risks. In addition to hurricanes, the occurrence of other natural disasters and climate conditions in Louisiana, such as tornadoes, fires, unusually heavy or prolonged rain, droughts, prolonged freezing temperatures and heat waves, could have an adverse effect on our ability to use our properties or realize income from our properties.

We have approximately 13,674 net acres of timberland in various stages of growth or age classes. A typical pine timber stand will be harvested after 30 to 35 years of growth with some thinning occurring during this time. A hardwood stand will be harvested after 45 to 50 years of growth. A natural disaster can have a material adverse effect on timber growth, reducing its value. In addition to hurricanes, natural disasters that could affect our timber lands include tornados, high winds, heavy rains and flooding, and/or fire caused by lightning or other sources.

If any of the events described above occurs, we may experience disruptions to our operations and damage to our properties, which could have an adverse effect on our business, our financial condition, our results of operations, and our cash flows.

Our land holdings are concentrated in southwest Louisiana, and we therefore may suffer economic harm because of adverse conditions in that region.

Our land holdings are located principally in southwest Louisiana. Due to the concentration of our properties in this area, our performance is dependent on local economic conditions. This area has experienced periods of economic decline in the past and may do so in the future.

We rely on third party managers for day-to-day property management of certain of our properties.

We have only two employees, both of whom are part-time and serve as our corporate officers. Therefore, we substantially depend on local third-party managers for the day-to-day management of our timberland properties. The cash flows from our timberland properties may be adversely affected if the property manager fails to provide quality services. These third-party managers may fail to manage our properties effectively or efficiently or in accordance with the terms of our agreement with them. If any of these events occurs, we could incur losses or face liabilities from the loss or injury to our property or to persons at our properties. In addition, disputes may arise between us and third-party managers, and we may incur significant expenses to resolve those disputes or terminate the relevant agreement with the third parties and locate and engage competent and cost-effective alternative service providers to remediate any mismanagement and/or manage the relevant properties. Additionally, third-party managers may manage and own other properties that may compete with our properties, which may result in conflicts of interest and decisions regarding the operation of our properties that are not in our best interests.

We have less control over the management of lands that we co-own versus lands of which we are the sole owner, which could negatively impact our revenues and financial condition.

We co-own approximately 46% of our net acres with other persons. A majority of our co-owned acres are held in the form of a 1/6 undivided interest in approximately 33,200 acres (5,533 net acres) of predominantly undeveloped land located in Southern Louisiana. There is no formal co-ownership agreement in place with respect to our co-owned lands, so all major decisions concerning these lands require the unanimous agreement of all the co-owners. As a result, we cannot control these decisions. These decisions include, among other things, whether to sell the property (other than selling our undivided interest in the property), whether to lease the property for surface or mineral income, and whether to harvest timber on the property. We have historically enjoyed a constructive relationship with our co-owners, and believe all co-owners share a desire to maximize the value of the co-owned lands over the long term. However, our lack of control over our co-owned lands may prevent us from managing those lands in the manner we think is in the best interest of our company and our shareholders, and could negatively affect our revenues and profitability, and the value of our undivided interests.

Potential environmental liabilities could result in substantial costs to us or cause our land to lose value.

Under federal, state, and local environmental laws, ordinances and regulations, we may be required to investigate and clean up the effects of releases of hazardous substances or petroleum products on our properties because of current or past ownership or operation of oil and gas activities on our lands. If previously unidentified environmental problems arise, we may have to make substantial payments, which could adversely affect our cash flow. As an owner of properties, we may have to pay for property damage and for investigation and cleanup costs incurred in connection with a contamination. The law typically imposes cleanup responsibility and liability regardless of whether an owner knew of or caused the contamination. Changes in environmental regulations or the discovery of environmental damage on our lands may cause the value of our lands to decline, may impact the development potential of our undeveloped land or could increase operating costs due to the cost of complying with new regulations.

A significant portion of our revenues is derived from oil and gas activities on our lands. We rely on third parties to conduct that activity.

We rely on third parties to conduct oil and gas exploration and production activity on our lands. If we are not successful in attracting third parties to conduct that activity or if there is any significant interruption in existing activity on our lands, our results of operations, financial condition and cash flows would be adversely affected. Additionally, our ability to generate future earnings depends on third parties finding new production on our land to replace present production as it is depleted. Oil and gas prices, as well as new technology, will affect the possibility of replacing present production.

Our revenues could be negatively impacted by declines in commodity prices for oil, natural gas, and timber, among others.

We earn a significant portion of our operating income from the sale of commodities produced from our lands: oil and gas, and timber. Fluctuations in the prices for these commodities will directly impact our cash flow, net income and financial condition.

Additionally, because certain of our lands are leased to farmers, declines in the commodity prices for the crops they grow may impact their ability to make lease payments, and therefore could adversely affect our cash flow, results of operations and financial condition.

The future consequences of pandemics, wars or other hostilities, geopolitical instability, widespread cyberattacks, climate events or other national or global crises are uncertain and we cannot predict how such events may affect our future financial condition and results of operations.

Disruptions in commercial activity and changes in consumer spending resulting from the COVID-19 pandemic significantly affected worldwide commerce and the global economy. Although we operated continuously throughout the pandemic, and while conditions in the U.S. and around the world significantly improved, we cannot predict how new variants of coronavirus or other viral outbreaks could impact our operations in the future. In addition, we could be affected by other significant events in the United States or abroad that could cause similar disruptions in commerce, like future pandemics, the outbreak of war or other hostilities, geopolitical conflicts, cyberattacks affecting infrastructure we depend on, and climate emergencies. Among other possible effects, these kinds of events could materially and adversely affect us in the following ways:

- We have two employees, who are our President and Chief Financial Officer. They both work on a part-time basis. Although our Board of Directors has an emergency management succession plan in case they become unavailable due to illness, death or other reasons, the transition in management to their interim successors may be impeded by the lack of other employees. In addition, it may be more difficult for our Board of Directors to attract and retain a permanent replacement for their positions. Likewise, if a significant number of our directors were to be incapacitated, the continuity of our operations might be materially and adversely affected.

- We depend on third parties for the generation of revenues, such as exploration and production companies, land management companies, surface lessees and timber mills. If any of these businesses limit or suspend their operations due to adverse events or their economic effects, our operations could be materially, adversely affected. We may be unable to determine whether declines in income-producing activities on our lands are the result of such events or other conditions.

- A recession in Louisiana where our lands are located may depress the values of our lands and falling commodity prices could continue to reduce certain of our revenue streams.

The effects of future significant adverse events and disasters are uncertain. It is possible that such events, and economic conditions resulting from those events, could affect our business in the future in ways that we do not or cannot now anticipate.

Our overall business is subject to risks associated with the real estate industry.

We are subject to all risks related to investment in real estate, many of which relate to the general lack of liquidity of real estate investments, including, but not limited to:

- changes in general or local economic conditions where our properties are located, including but not limited to increases in interest rates and broad uncertainty regarding inflation, the possibility of a recession, other U.S. macroeconomic conditions, and U.S. political instability;
- lack of availability of financing at favorable rates (or at all) that may render the purchase, sale or refinancing of a property more difficult or unattractive;
- changes in real estate and zoning laws; and
- increases in real estate taxes and insurance costs.

The costs, time burden and risks associated with being a publicly traded company continue to increase.

Because we are a public company filing reports with the SEC, we are subject to regulatory and public scrutiny and extensive and complex regulation. In addition, we are required to maintain financial accounting controls and comply with rules concerning the accuracy and completeness of our books and records. In addition to regulation by the SEC, we are subject to the listing fees and rules of the NYSE American stock exchange. The NYSE American rules contain requirements related to corporate governance, communications with shareholders, and various other matters. Compliance with these public company obligations requires significant time and expense. Other expenses associated with being a public company include auditing, accounting and legal fees and expenses, director and officer liability insurance costs, transfer agent fees and other expenses. The cost of being a publicly traded company is substantial, not only in absolute terms but, more importantly, in relation to the overall scope of the operations of a small company.

Changing laws, regulations and standards relating to corporate governance and public disclosure has created uncertainty for public companies and significantly increased the costs and risks associated with accessing the public markets and public reporting. Over time, as the SEC and NYSE American have adopted new rules, including rules requiring us to make additional public disclosures, the costs and time necessary for us to comply with public company rules has increased. Failure to comply with these requirements can have numerous adverse consequences, including, but not limited to, our inability to file required periodic reports on a timely basis, loss of market confidence, delisting of our securities and/or governmental or private actions against us. Our efforts to comply with new and changing regulations are likely to continue to result in increased general and administrative expenses and a diversion of management time and attention.

Our common stock may not have an active, liquid, and orderly trading market, and our stock price may be volatile.

Our common stock may not have an active, liquid, and orderly trading market due to the relatively low number of shares that are available for trading, and the spread between the bid and ask prices for shares of our stock may be wide. These conditions may depress the trading price of our stock. Active, liquid, and orderly trading markets usually result in less price volatility and more efficiency in carrying out purchase and sale orders. The trading volume in our common stock may fluctuate and cause price variations to occur.

The market price of our common stock could also vary significantly because of a number of other factors, some of which are beyond our control, including the following:

- actual or anticipated variations in our quarterly operating results or dividends;
- changes in our results of operations or cash flows;
- publication of research reports about us or the real estate industry;
- changes in market valuations of similar companies;
- speculation in the press or investment community about topics such as our strategic plans;
- the realization of any of the other risk factors presented in this annual report;
- the extent of investor interest in our common stock;
- our underlying asset value;
- investor confidence in the stock and bond markets, generally;
- changes in tax laws; and
- general market and economic conditions.

If the per share trading price of our common stock declines significantly, stockholders may be unable to resell their shares at or above the price paid for them. We cannot assure stockholders that the per share trading price of our common stock will not fluctuate or decline significantly in the future.

In the past, securities class action litigation has often been instituted against companies following periods of volatility in the price of their common stock. This type of litigation could result in substantial costs and divert our management's attention and resources, which could have an adverse effect on our financial condition, results of operations, cash flows and our ability to pay dividends on, and the per share trading price of, our common stock.

We could be adversely affected if we grow our Company by acquiring additional land or other assets, including operating businesses, but fail to successfully integrate the acquired asset into our existing business.

Our Board of Directors regularly evaluates a range of strategic alternatives and the Board and management conduct due diligence activities in connection with such alternatives. These include opportunities for growth though the acquisitions of land or other assets or business combinations, dispositions of assets and reinvestment of the proceeds, and other alternatives. We cannot assure you that the Board's evaluations or the Company's due diligence activities will result in any transaction or other course of action. For example, we may have difficulty identifying suitable assets to acquire or consummating transactions on terms that are favorable.

We also cannot assure you that any transaction we do enter into will be successful. Significant expansion involves risks, such as:
- the availability and terms of financing for the transaction and its effect on our financial condition;
- increased expenses and working capital needs;
- successfully integrating an acquired asset into our existing business, including:
  - o the distraction of our current management from our existing business operations;

- o the potential loss of key employees or customers of an acquired business;
- o identifying key managers to run an acquired business;
- o implementing and maintaining consistent standards, controls, procedures and information systems across the company;
- o managing the geographic distance of an acquired asset from our other assets and management team; and
- o exposure to unforeseen or undisclosed liabilities of any acquired asset.

If we are unable to integrate a new asset into our existing business and manage a larger overall company efficiently, the expansion could adversely affect our operations, financial results and prospects, and we might not realize the cost savings and synergies we expected from the expansion. Additionally, the diversion of management's time and attention from our day-to-day operations could adversely impact our performance.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 1C.   CYBERSECURITY

Because of our company's small size and the nature of our operations, our information technology systems are minimal. The records stored on the company's systems are primarily non-financial in nature. We have outsourced all of our internal bookkeeping and accounting functions to a third-party accounting firm that maintains all of our financial records on its systems. We rely on the third party's cybersecurity protections and procedures to safeguard our information, and a consideration of the protections put in place by that firm and any other service provider that receives our information is a critical part of management's decision to engage the provider.

Our President is responsible for assessing, identifying and managing risks to us from cybersecurity threats. Under his direction, we have contracted with a third-party IT and cybersecurity consultant that monitors our IT systems and firewall protections, as well as those of Matilda Stream Management, which provides offices and administrative services to us.

It is management's judgment that the processes in place for monitoring cybersecurity risk, including the services provided by the IT consultant, are appropriate given the nature of our systems and our business. We have not encountered cybersecurity incidents or challenges that have materially affected or are reasonably likely to materially affect our company, strategy, results of operations or financial condition.

Our full board of directors is responsible for overseeing and managing risk to our business. Given the extent of our IT systems and the nature of our business, management has determined that it is not currently necessary to make regularly scheduled reports to the board regarding our IT systems and cybersecurity. However, management continually reassesses the most significant risks to our business and would promptly report to the board of directors any material change in the level of risk to our business from cybersecurity threats. Management will continue to consult with our third-party IT firm to monitor this risk and adopt any recommended security protections and best practices.

ITEM 2.   PROPERTIES

The Company owns approximately 13,674 net acres all located in Louisiana. The approximate gross and net acres located in each Louisiana parish are presented below.

Parish	Gross Acres	Net Acres	Segment(s)
Calcasieu	15,736	4,635	Oil and gas, timber and surface
Jefferson Davis	9,759	2,330	Oil and gas, timber and surface
Allen	7,988	2,428	Oil and gas, timber and surface
Beauregard	7,323	3,554	Oil and gas, timber and surface
Cameron	1,248	274	Oil and gas, surface
LaFourche	240	40	Oil and gas
Natchitoches	200	200	Timber
Vermilion	180	30	Oil and gas, surface
Rapides	129	129	Timber
St. Landry	42	4	Timber
Sabine	50	50	Timber
Total	42,895	13,674	

Included in the 13,674 net acres presented above, are approximately 7,367 acres owned 100% by the Company. The Louisiana parish location for these 100% owned lands is presented below:

Parish	Acres	Segment(s)
Beauregard	2,720	Oil and gas, timber and surface
Calcasieu	2,301	Oil and gas, timber and surface
Allen	1,121	Oil and gas, timber and surface
Jefferson Davis	684	Timber and surface
Natchitoches	200	Timber and surface
Cameron	162	None
Rapides	129	Timber
Sabine	50	Timber
Total	7,367	

For management purposes, the Company classifies the 13,674 net acres owned by CKX as follows: 10,357 net acres are timber lands, 2,228 net acres are agriculture lands, 895 net acres are marsh lands, and 194 net acres are located in metropolitan areas.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. The Company was not involved in any legal proceedings as of December 31, 2024.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common stock trades on the NYSE American under the trading symbol CKX.

Common Stock

As of March 25, 2025, there were 2,027,032 shares outstanding. There were no sales of unregistered securities of the Company and no purchases of CKX equity securities by the Company during 2024 (other than shares that were withheld by the Company to satisfy tax withholding obligations of stock plan participants incurred upon the vesting of stock awards).

Holders

On March 25, 2025, we had 265 stockholders of record.

Dividend Policy

The Company does not currently pay dividends on a regular basis. In determining whether to declare a dividend, the Board of Directors takes into account the Company's prior fiscal year's cash flows from operations and the current economic conditions among other information deemed relevant.

Pursuant to a dividend reversion clause in the Company's Articles of Incorporation, dividends not claimed within one year after a dividend becomes payable will expire and revert in full ownership to the Company and the Company's obligation to pay such dividend will cease. During 2024 and 2023, the Company received no dividend reversions.

ITEM 6.   **[RESERVED]**

ITEM 7.   **MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

The following discussion of our financial condition and results of operations should be read in conjunction with our audited condensed consolidated financial statements and the notes to those financial statements appearing elsewhere in this Report.

Overview

CKX Lands, Inc., a Louisiana corporation, began operations in 1930 under the name Calcasieu Real Estate & Oil Co., Inc. It was originally organized as a spin-off by a bank operating in southwest Louisiana. The purpose of the spin-off was to form an entity to hold non-producing mineral interests which regulatory authorities required the bank to charge off. Over the years, as some of the mineral interests began producing, the Company used part of the proceeds to acquire land. In 1990, the Company made its largest acquisition when it was one of four purchasers who bought a fifty percent undivided interest in approximately 35,575 acres in southwest Louisiana.

Today the Company's income is derived from mineral royalties, timber sales and surface payments from its lands. CKX receives income from royalty interests and mineral leases related to oil and gas production, timber sales, land sales and surface rents. Although CKX is active in the management of its land and planting and harvesting its timber, CKX is passive in the production of income from oil and gas production in that CKX does not explore for oil and gas or operate wells. These oil and gas activities are performed by unrelated third parties.

CKX leases its property to oil and gas operators and collects income through its land ownership in the form of oil and gas royalties and lease rentals and geophysical revenues. The Company's oil and gas income fluctuates as new oil and gas production is discovered on Company land and then ultimately depletes or becomes commercially uneconomical to produce. The volatility in the daily commodity pricing of a barrel of oil or a thousand cubic feet, or "MCF," of gas will also cause fluctuations in the Company's oil and gas income. These commodity prices are affected by numerous factors and uncertainties external to CKX's business and over which it has no control, including the global supply and demand for oil and gas, geopolitical conditions and domestic and global economic conditions, among other factors.

CKX has small royalty interests in 20 different producing oil and gas fields. The size of each royalty interest is determined by the Company's net ownership in the acreage unit for the well. CKX's royalty interests range from 0.0045% for the smallest to 7.62% for the largest. As the Company does not own or operate the wells, it does not have access to any reserve information. Eventually, the oil and gas reserves under the Company's current land holdings will be depleted.

Timber income is derived from sales of timber on Company lands. The Company's timber income will fluctuate depending on our ability to secure stumpage agreements in the regional markets, timber stand age, and/or stumpage commodity prices. Timber is a renewable resource that the Company actively manages.

Surface income is earned from various recurring and non-recurring sources. Recurring surface income is earned from lease arrangements for farming, recreational and commercial uses. Non-recurring surface income can include such activities as pipeline right of ways, and temporary worksite rentals.

In managing its lands, the Company relies on and has established relationships with real estate, forestry, environmental and agriculture consultants as well as attorneys with legal expertise in general corporate matters, real estate, and minerals.

The Company actively searches for additional real estate for purchase in Louisiana with a focus on southwest Louisiana and on timberland and agricultural land. When evaluating unimproved real estate for purchase, the Company will consider numerous characteristics including but not limited to, timber fitness, agriculture fitness, future development opportunities and/or mineral potential. When evaluating improved real estate for purchase, the Company will consider characteristics including, but not limited to, geographic location, quality of existing revenue streams, and/or quality of the improvements.

The Company's Board of Directors regularly evaluates a range of strategic alternatives that could increase shareholder value, and the Board and management conduct due diligence activities in connection with such alternatives. These include opportunities for growth though the acquisitions of land or other assets, business combinations, dispositions of assets and reinvestment of the proceeds, and other alternatives. On August 21, 2023, the Company announced that the Board had determined to initiate a formal process to evaluate strategic alternatives for the Company to enhance value for stockholders and had retained a financial advisor in connection with the process.

On April 18, 2024, the Company provided an update on the process, noting that it had received preliminary indications of interest from multiple parties related to the potential acquisition of the Company or its assets, and that the Company and its advisors were working with a select group of these parties to provide them with additional information. The Board has formed a subcommittee to provide oversight and management of the process.

Since the April 18, 2024 update, management and the Board subcommittee, together with the Company's financial advisors, have continued working with interested parties and have advanced discussions with a potential counterparty.

As part of management's desire to maximize value for shareholders through this process, the Company expects to seek to partition, in kind or by sale, ownership of its undivided interests in lands co-owned with others. There can be no assurance that the Company will be successful in reaching a negotiated partition of its co-owned acreage that would avoid the need to seek partition in court.

Additionally, a sale of the Company or all or substantially all of its assets would be subject to a number of conditions and contingencies, including the approval of the Company's shareholders. There can be no assurance that this process will result in the successful negotiation of a definitive agreement for a transaction or any other strategic outcome, or that the Board will recommend that CKX's shareholders approve any transaction.

Recent Developments

In 2019, the Company began developing several ranchette-style subdivisions on certain of its lands in Calcasieu and Beauregard Parishes using existing road rights of way. The Company has identified demand in those areas for ranchette-style lots, which consist of more than three acres each, and the Board of Directors and management believe this project will allow the Company to realize a return on its investment in the applicable lands after payment of expenses. The Company has completed and recorded plans for three subdivisions. The three subdivisions are located on approximately 415 acres in Calcasieu Parish and approximately 160 acres in Beauregard Parish and contain an aggregate of 39 lots. As of December 31, 2024, the Company has closed on the sale of 22 of the 39 lots. As of the date of this report, the Company is actively marketing the remaining lots.

The Company is working to identify additional undeveloped acres owned by the Company in Southwest Louisiana that would likewise be suitable for residential subdivisions.

During 2024, the Company closed on the sale of one 25-acre ranchette lot in which it had a 100% ownership interest for net proceeds to the Company of $140,582.

Summary of Fiscal Year 2024 Results

The Company had net income for the year ended December 31, 2024 of $250,224 compared to net income of $142,961 for the year ended December 31, 2023. This change was primarily attributable to an increase of $35,519 in total revenue, a decrease in general and administrative expenses of $30,155 and an increase of $46,646 in interest income, offset by an increase in deferred income tax expenses. As of December 31, 2024, the Company has fully expensed all awards under its stock incentive plan.

Results of Operations - for the years ended December 31, 2024 and 2023

Revenue

Total revenues for 2024 were $1,521,124, an increase of approximately 2.4% when compared with 2023 revenues of $1,485,605. Total revenue consists of oil and gas, timber, and surface revenues. Components of revenues for the year ended December 31, 2024 as compared to 2023, are as follows:

	Years Ended December 31,		Change from Prior Year	Percent Change from Prior Year
	2024	**2023**		
Revenues:				
Oil and gas	$ 417,846	$ 380,654	$ 37,192	9.8%
Timber sales	22,225	154,147	(131,922)	(85.6)%
Surface revenue	1,081,053	950,804	130,249	13.7%
Total revenues	$ 1,521,124	$ 1,485,605	$ 35,519	2.4%

Oil and Gas

Oil and gas revenues were 27% and 26% of total revenues for 2024 and 2023, respectively. A breakdown of oil and gas revenues for the years ended December 31, 2024, as compared to 2023 are as follows:

		Years Ended December 31,			
		2024	2023	Change from Prior Year	Percent Change from Prior Year
Oil	$	354,821	$ 302,572	$ 52,249	17.3%
Gas		66,672	32,043	34,629	108.1%
Lease and geophysical		(3,647)	46,039	(49,686)	(107.9)%
Total revenues	$	417,846	$ 380,654	$ 37,192	9.8%

CKX received oil and/or gas revenues from 72 wells during the years ended December 31, 2024 and 2023.

The following schedule summarizes barrels and MCF produced and average price per barrel and per MCF for the years ended December 31, 2024 and 2023:

		Years Ended December 31,	
		2024	2023
Net oil produced (Bbl)(2)		4,558	3,826
Average oil sales price (per Bbl)(1,2)	$	77.84	$ 79.08
Net gas produced (MCF)		20,966	8,976
Average gas sales price (per MCF)(1)	$	3.18	$ 3.57

(1) Before deduction of production costs and severance taxes
(2) Excludes plant products

Oil revenues increased for the year ended December 31, 2024, as compared to 2023, by $52,249. Gas revenues increased for the year ended December 31, 2024, as compared to 2023, by $34,629. As indicated from the schedule above, the increase in oil revenues was due to an increase in net oil produced. The increase in gas revenues was due to an increase in net gas produced.

The following eight fields produced 94.82% of the Company's oil and gas revenues in 2024. The following table shows the number of barrels of oil (Bbl Oil) and MCF of gas (MCF Gas) produced from these fields.

Field	Bbl Oil	MCF Gas
Bon Air	1,762	18,631
South Bear Head Creek	1,476	129
Cowards Gully	644	-
Gonzales County	615	174
Castor Creek	266	-
South Lake Charles	189	2,185
Lake Arthur	1,034	1,689
North Indian Village	1,623	-

The following eight fields produced 96.70% of the Company's oil and gas revenues in 2023. The following table shows the number of barrels of oil (Bbl Oil) and MCF of gas (MCF Gas) produced from these fields.

Field	Bbl Oil	MCF Gas
Bon Air	617	5,726
South Bear Head Creek	1,137	759
Reeves	663	4,893
Cowards Gully	715	-
Gonzales County	637	208
Castor Creek	452	-
South Lake Charles	202	2,175
Lake Arthur	116	1,446

Lease and geophysical revenues decreased for the year ended December 31, 2024, as compared to 2023, by $49,686. These revenues are dependent on oil and gas producers' activities, are not predictable and can vary significantly from year to year.

Timber

Timber revenues were 1% and 10% of total revenues for 2024 and 2023, respectively. Timber revenues decreased for the year ended December 31, 2024, as compared to the year ended December 31, 2023, by $131,922. Management believes the decline in timber revenue versus 2023 is primarily a result of timber harvest timing, and, to a lesser extent, weather. In management's opinion, demand for timber in the Company's region was stable during 2024.

Surface

Surface revenues were 71% and 64% of total revenues for 2024 and 2023, respectively. Surface revenues increased for the year ended December 31, 2024, as compared to 2023, by $130,249. This increase is reflective of sustained robust economic activity in the region, including industrial project development and pipeline construction.

Costs and Expenses

Oil and gas costs increased for the year ended December 31, 2024 as compared to 2023 by $4,759. These variances are due to the normal variations in year to year costs, which correlate directly with variations in revenues.

Timber costs increased for the year ended December 31, 2024 as compared to 2023 by $5,784. This is primarily due to decreased timber management costs.

General and administrative expenses decreased for the year ended December 31, 2024 as compared to 2023 by $30,155. This is primarily due to decreased officer share-based compensation expense.

Gain on Sale of Land and Equipment

Gain on sale of land was $85,636 and $149,992 for the years ended December 31, 2024 and 2023, respectively. For the years ended December 31, 2024 and 2023, this consisted of a gain on sale of one parcel of land.

Outlook for Fiscal Year 2025

The Company will continue to consider and evaluate commercial, agricultural and timber lands, and other business opportunities for acquisitions and to evaluate its current holdings for divestiture. The Company will consider purchases outside of southwest Louisiana and will consider developing its properties for commercial or residential purposes.

The Company began directly managing its lands in 2017, except for approximately 5,030 net acres of timber property in which the Company owns an undivided 1/6 interest, which is managed by Walker Louisiana Properties. The Company believes direct land management and continuing economic activity in southwest Louisiana may be a catalyst for increased surface revenue.

Liquidity and Capital Resources

Sources of Liquidity

The Company's current assets totaled $9,579,388 and current liabilities equaled $264,183 at December 31, 2024.

As of December 31, 2024, and 2023, the Company had no outstanding debt.

In the opinion of management, cash and cash equivalents are adequate for projected operations and possible land acquisitions.

The Company's Board of Directors regularly evaluates a range of strategic alternatives that could increase shareholder value, and the Board and management conduct due diligence activities in connection with such alternatives. These include opportunities for growth though the acquisitions of land or other assets or business combinations, dispositions of assets and reinvestment of the proceeds, and other alternatives. The cost and terms of any financing to be raised in conjunction with any growth opportunity, including the Company's ability to raise debt or equity capital on terms and at costs satisfactory to the Company, and the effect of such opportunities on the Company's balance sheet, are critical considerations in any such evaluation.

Analysis of Cash Flows

Net cash provided by operating activities decreased by $672,192 to $204,761 for the year ended December 31, 2024, compared to $876,953 for the year ended December 31, 2023. The change in cash provided by operating activities was attributable primarily to a $459,337 decrease in current liabilities.

Net cash used in investing activities was $4,121,020 and $391,315 for the years ended December 31, 2024 and 2023, respectively. For the year ended December 31, 2024, this included purchases of certificates of deposit of $7,340,724 offset by maturity of certificates of deposits of $3,079,122 and proceeds from the sale of fixed assets of $140,582. For the year ended December 31, 2023, this consisted of purchases of certificates of deposit of $1,525,173, costs of reforesting timber of $20,737, offset by maturity of certificates of deposits of $1,004,603 and proceeds from the sale of fixed assets of $149,992.

Net cash used in financing activities was $208,854 and $87,156 for the year ended December 31, 2024, and 2023, respectively. For the years ended December 31, 2024 and 2023, this consisted of stock withheld to pay employee taxes of $208,854 and $87,156, respectively.

Significant Accounting Policies

For a discussion of significant accounting policies, see Note 1 in the notes to our audited financial statements included elsewhere in this Form 10-K.

Off Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, financings, or other relationships with unconsolidated entities or other persons, also known as "special purpose entities" (SPEs).

ITEM 7A.   QUANTATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Disclosure in response to this item is not required of a smaller reporting company.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPORTING DATA

The Company's financial statements, together with the report of the independent registered public accounting firm thereon and the notes thereto, are presented beginning at page F-1. The Company's balance sheets as of December 31, 2024 and 2023 and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended have been audited by MaloneBailey, LLP. MaloneBailey, LLP is an independent registered public accounting firm. These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and pursuant to Regulation S-K as promulgated by the Securities and Exchange Commission and are included herein pursuant to Part II, Item 8 of this Form 10-K.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A.   CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

We conducted an evaluation, under the supervision and with the participation of our management, including our principal executive and financial officers, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2024. Disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are designed to provide reasonable assurance that information required to be disclosed in our reports filed under the Exchange Act, such as this Annual Report on Form 10-K, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures also include, without limitation, controls and procedures that are designed to provide reasonable assurance that such information is accumulated and communicated to our management, including our principal executive and financial officers, as appropriate, to allow timely decisions regarding required disclosure.

The evaluation of our disclosure controls and procedures included a review of the control objectives and design, our implementation of the controls and the effect of the controls on the information generated for use in this Annual Report on Form 10-K. After conducting this evaluation, our principal executive and financial officers concluded that our disclosure controls and procedures, as defined by Rule 13a-15(e) under the Exchange Act, were effective as of December 31, 2024 to provide reasonable assurance that information required to be disclosed in this Annual Report on Form 10-K was recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and was accumulated and communicated to our management, including our principal executive and financial officers, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act). Internal control over financial reporting is the process designed under the principal executive and financial officers' supervision, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States.

There are inherent limitations in the effectiveness of internal control over financial reporting, including the possibility that misstatements may not be prevented or detected. Accordingly, an effective control system, no matter how well designed and operated, can provide only reasonable assurance of achieving the designed control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Under the supervision and with the participation of our principal executive and financial officers, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2024, as required by Exchange Act Rule 13a-15(c). In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in the 2013 Internal Control - Integrated Framework. Based on our assessment under the framework in Internal Control - Integrated Framework (2013 framework), our principal executive and financial officers concluded that our internal control over financial reporting was not effective as of December 31, 2024, due to a material weakness.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Management's assessment of the Company's internal control over financial reporting as of December 31, 2024 determined that the following material weakness exists:
- There was inadequate controls over the proper classification of cash equivalents and short-term investments.

This control deficiency creates a reasonable possibility that a material misstatement to the consolidated financial statements will not be prevented or detected on a timely basis, and therefore, we concluded that the deficiency represents a material weakness in our internal control over financial reporting as of December 31, 2024.

Notwithstanding such material weakness in internal control over financial reporting, our management, including our principal executive and financial officer, has concluded that our consolidated financial statements present fairly, in all material respects, our financial position, results of our operations and our cash flows for the periods presented in this Form 10-K, in conformity with GAAP.

Remediation Plan

In response to the above, management adopted during the first fiscal quarter of 2025 a policy under which management must review and approve quarter-end closing journal entries submitted by third party providers, including the classification of the Company's cash, cash equivalents and short-term investments. Management believes that the adoption and implementation of this policy will remediate the material weakness.

Changes in Internal Controls over Financial Reporting

During the year ended December 31, 2024, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

We believe that a control system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the control system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within any company have been detected.

Item 9B.   OTHER INFORMATION

During the fourth quarter of the Registrant's 2024 fiscal year, no director or officer adopted or terminated a contract, instruction or written plan or arrangement for the purchase or sale of securities of the Registrant.

Item 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

The information required by Item 10 will be included in the Registrant's definitive proxy statement to be filed pursuant to Section 14(a) of the Exchange Act of 1934 and is incorporated herein by reference.

ITEM 11.   EXECUTIVE COMPENSATION

The information required by Item 11 will be included in the Registrant's definitive proxy statement to be filed pursuant to Section 14(a) of the Exchange Act of 1934 and is incorporated herein by reference.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Certain information required by Item 12 will be included in the Registrant's definitive proxy statement to be filed pursuant to Section 14(a) of the Exchange Act and is incorporated herein by reference.

The following table provides information as of December 31, 2024, about equity compensation plans (including individual compensation arrangements) under which equity securities of the Registrant are authorized for issuance. The Registrant's only equity compensation plan is its stock incentive plan approved by its shareholders on May 6, 2021.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(1)
	(a)	(b)	(c)
Equity compensation plans approved by security holders	–	–	196,900
Equity compensation plans not approved by security holders	–	–	–
Total	–	–	196,900

(1)   The plan authorized awards of performance shares and time-vesting restricted stock units ("RSU's") representing a total of 357,000 shares issuable under the plan. Awards for all 357,000 shares issuable under the plan were granted on June 13, 2022. As of the date of this report, 83,345 performance shares and 76,755 RSUs have vested, and performance share awards for 196,900 shares expired without being earned and became available for future awards under the plan.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by Item 13 will be included in the Registrant's definitive proxy statement to be filed pursuant to Section 14(a) of the Exchange Act and is incorporated herein by reference.

ITEM 14.   PRINCIPAL ACCOUNTANTS FEES AND SERVICES

The information required by Item 14 will be included in the Registrant's definitive proxy statement to be filed pursuant to Section 14(a) of the Exchange Act and is incorporated herein by reference.


PART IV


ITEM 15.   EXHIBITS, FINANCIAL STATEMENTS SCHEDULES

(a)   Documents filed as part of this report:

(1) Financial Statements. The financial statements filed as part of this report are listed in the Table of Contents to Financial Statements appearing immediately after the signature page of this Form 10-K and are included herein by reference.

(2) Financial Statement Schedules. Financial Statement Schedules are not required.

(3) Exhibits. See (b) below

(b) Exhibits:

3.1   Restated Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to Form 10-K (File No. 001-31905) for year ended December 31, 2018 filed on March 21, 2019).

3.2   Amendment to Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.2 to Form 10-K (File No. 001-31905) for year ended December 31, 2003 filed on March 19, 2004).

3.3 Articles of Amendment to the Restated Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.3 to Form 10-K (File No. 001-31905) for year ended December 31, 2018 filed on March 21, 2019).

3.4 Amended and Restated By-Laws of the Registrant (adopted as of August 10, 2023) (incorporated by reference to Exhibit 3.1 to Form 8-K (File No. 001-31905) filed on August 14, 2023).

4.1 Description of capital stock (incorporated by reference to Exhibit 4.1 to Form 10-K (File No. 001-31905) for the year ended December 31, 2019, filed on March 16, 2020).

10.1+ First Amended and Restated Executive Employment Agreement between the Registrant and William Gray Stream dated May 9, 2022 (incorporated by reference to Exhibit 10.1 to Form 8-K (File No. 001-31905) filed on May 9, 2022).

10.2+ Executive Employment Agreement between the Registrant and Scott Stepp dated May 9, 2022 (incorporated by reference to Exhibit 10.2 to Form 8-K (File No. 001-31905) filed on May 9, 2022).

10.3+ CKX Lands, Inc. Stock Incentive Plan (incorporated by reference to Exhibit 4.5 to the Registration Statement on Form S-8 filed on May 28, 2021, Registration No. 333-256589).

10.4+ Stock Award Agreement dated June 13, 2022 between the Registrant and W. Gray Stream (incorporated by reference to Exhibit 10.4 to Form 10-Q (File No. 001.-31905) for the quarter ended June 30, 2022).

10.5+ Stock Award Agreement dated June 13, 2022 between the Registrant and Scott A. Stepp (incorporated by reference to Exhibit 10.3 to Form 10-Q (File No. 001.-31905) for the quarter ended June 30, 2022).

19.1* CKX Lands, Inc. Insider Trading Policy

31.1* Certification of W. Gray Stream, President pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2* Certification of Scott Stepp, Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1** Certification of W. Gray Stream, President pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2** Certification of Scott Stepp, Chief Financial Officer, pursuant to 18 U.S.C. Section 1320 and Section 906 of the Sarbanes- Oxley Act of 2002.

97 Policy for the Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97 to Form 10-K (File No. 001-31905) for the year ended December 31, 2023 filed on March 27, 2024).

101.INS* Inline XBRL Instance
101.SCH* Inline XBRL Taxonomy Extension Schema
101.CAL* Inline XBRL Taxonomy Extension Calculation
101.DEF* Inline XBRL Taxonomy Extension Definition
101.LAB* Inline XBRL Taxonomy Extension Labels
101.PRE* Inline XBRL Taxonomy Extension Presentation
104 Cover Page Interactive Data File (embedded within the Inline XBRL and contained in Exhibit 101)

* Filed herewith
** Furnished herewith
+ Management contract or compensatory plan or arrangement.

ITEM 16.   FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on March 25, 2025.

CKX LANDS, INC.

By:

/s/W. Gray Stream
W. Gray Stream
President
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on March 25, 2025.

/s/ W. Gray Stream
W. Gray Stream   President and Chairman of the Board of Directors
                                        (Principal Executive Officer)

/s/ Scott A. Stepp
Scott A. Stepp   Chief Financial Officer
                                        (Principal Financial Officer)

/s/ Lee W. Boyer
Lee W. Boyer   Secretary and Director

/s/ Keith Duplechin
Keith Duplechin   Director

/s/ Daniel J. Englander
Daniel J. Englander   Director

/s/ Max H. Hart
Max H. Hart   Director

/s/ Lane LaMure
Lane LaMure   Director

/s Eugene T. Minvielle, IV
Eugene T. Minvielle   Director

/s/ Mary Leach Werner
Mary Leach Werner   Director

CKX LANDS, INC.

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
CKX Lands, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of CKX Lands, Inc. (the "Company") as of December 31, 2024 and 2023, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ MaloneBailey, LLP
www.malonebailey.com
We have served as the Company's auditor since 2015.
Houston, Texas
March 25, 2025

CKX LANDS, INC.
BALANCE SHEETS

	December 31,	
	2024	**2023**
ASSETS		
Current assets:		
Cash and cash equivalents	$ 3,421,576	$ 7,546,689
Certificates of deposit	5,908,491	1,525,173
Accrued accounts receivable	78,119	104,741
Prepaid expense and other assets	171,202	212,279
Total current assets	9,579,388	9,388,882
Property and equipment, net	9,036,105	9,095,403
Deferred tax asset	231,744	329,121
Total assets	$ 18,847,237	$ 18,813,406
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Trade payables and accrued expenses	$ 52,420	$ 159,159
Income tax payable	-	151,404
Unearned revenue	211,763	184,785
Total current liabilities	264,183	495,348
Total liabilities	264,183	495,348
Stockholders' equity:		
Common stock, 3,000,000 shares authorized, no par value, 2,066,044 and 2,027,032 shares issued and outstanding, respectively, as of December 31, 2024, and 2,014,283 and 1,991,337 shares issued and outstanding, respectively, as of December 31, 2023	59,335	59,335
Additional paid in capital	3,374,002	3,150,376
Treasury stock, 39,012 and 22,946 shares, at cost, respectively, as of December 31, 2024 and 2023	(472,602)	(263,748)
Retained earnings	15,622,319	15,372,095
Total stockholders' equity	18,583,054	18,318,058
Total liabilities and stockholders' equity	$ 18,847,237	$ 18,813,406

The accompanying notes are an integral part of these financial statements.

CKX LANDS, INC.
STATEMENTS OF OPERATIONS

	Years Ended December 31,	
	2024	**2023**
Revenues:		
Oil and gas	$ 417,846	$ 380,654
Timber sales	22,225	154,147
Surface revenue	1,081,053	950,804
Total revenue	1,521,124	1,485,605
Costs, expenses and (gains):		
Oil and gas costs	46,436	41,677
Timber costs	18,385	12,601
Surface costs	533	4,926
General and administrative expense	1,420,153	1,450,308
Depreciation expense	4,261	4,261
Gain on sale of land	(85,636)	(149,992)
Total costs, expenses and (gains)	1,404,132	1,363,781
Income from operations	116,992	121,824
Interest income	206,949	160,303
Miscellaneous income	13,783	74
Income before income taxes	337,724	282,201
Federal and state income tax expense (benefit):		
Current	(9,877)	110,169
Deferred	97,377	29,071
Total income taxes	87,500	139,240
Net income	$ 250,224	$ 142,961
Net income per share:		
Basic	$ 0.12	$ 0.07
Diluted	$ 0.12	$ 0.07
Weighted-average shares used in per share calculation:		
Basic	2,018,157	1,974,473
Diluted	2,054,610	2,011,024

The accompanying notes are an integral part of these financial statements.

CKX LANDS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

| | Common Stock | | Treasury | Additional Paid-In | Retained | Total |
	Shares	Amount	Stock	Capital	Earnings	Equity
Balances, December 31, 2023	2,014,283	$ 59,335	$ (263,748)	$ 3,150,376	$ 15,372,095	$ 18,318,058
Issuances under share-based compensation	51,761	-	-	-	-	-
Share-based compensation	-	-	-	223,626	-	223,626
Repurchases of common stock	-	-	(208,854)	-	-	(208,854)
Net income	-	-	-	-	250,224	250,224
Balances, December 31, 2024	2,066,044	$ 59,335	$ (472,602)	$ 3,374,002	$ 15,622,319	$ 18,583,054

| | Common Stock | | Treasury | Additional Paid-In | Retained | Total |
	Shares	Amount	Stock	Capital	Earnings	Equity
Balances, December 31, 2022	1,988,701	$ 59,335	$ (176,592)	$ 2,308,537	$ 15,229,134	$ 17,420,414
Issuances under share-based compensation	25,582	-	-	-	-	-
Share-based compensation	-	-	-	841,839	-	841,839
Repurchases of common stock	-	-	(87,156)	-	-	(87,156)
Net loss	-	-	-	-	142,961	142,961
Balances, December 31, 2023	2,014,283	$ 59,335	$ (263,748)	$ 3,150,376	$ 15,372,095	$ 18,318,058

The accompanying notes are an integral part of these financial statements.

CKX LANDS, INC.
STATEMENTS OF CASH FLOWS

| | Years Ended December 31, | |
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 250,224	$ 142,961
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense	4,261	4,261
Depletion expense	91	685
Deferred income taxes	97,377	(29,071)
Gain on sale of land	(85,636)	(149,992)
Share-based compensation	223,626	841,839
Changes in operating assets and liabilities:		
(Increase) decrease in current assets	(54,017)	(161,902)
Increase (decrease) in current liabilities	(231,165)	228,172
Net cash provided by operating activities	204,761	876,953
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of certificates of deposit	(7,340,724)	(1,525,173)
Maturity of certificates of deposit	3,079,122	1,004,603
Costs of reforesting timber	-	(20,737)
Proceeds from the sale of fixed assets	140,582	149,992
Net cash used in investing activities	(4,121,020)	(391,315)
CASH FLOWS FROM FINANCING ACTIVITIES		
Repurchase of common stock	(208,854)	(87,156)
Net cash used in financing activities	(208,854)	(87,156)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(4,125,113)	398,482
Cash and cash equivalents, beginning of the period	7,546,689	7,148,207
Cash and cash equivalents, end of the period	$ 3,421,576	$ 7,546,689
SUPPLEMENTAL CASH FLOW INFORMATION		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ 263,739	$ -

The accompanying notes are an integral part of these financial statements.

Note 1: Nature of Business and Significant Accounting Policies

Nature of Business

The Company was incorporated in the State of Louisiana on June 27, 1930. The Company's business is the ownership and management of land. The primary activities consist of leasing its properties for minerals (oil and gas), raising and harvesting timber, and surface use (agriculture, right of ways, hunting).

Significant Accounting Policies

Basis of Presentation and Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company maintains its cash balances in six financial institutions. At times, cash balances may be in excess of the Federal Deposit Insurance Corporation's insured limit of $250,000. The Company has not experienced any losses in such accounts and management believes the Company is not exposed to any significant credit risk on its cash balances.

Cash Equivalents

Cash equivalents are highly liquid debt instruments with original maturities of three months or less when purchased.

Certificate of Deposits

Certificates of deposit have maturities greater than three months when purchased. All certificates of deposit are held until maturity and recorded at cost which approximates fair value. Certificates of deposit mature in January, February, and March 2025. Certificates of deposit with a maturity of one year or less are classified as short-term. Certificates of deposit with a maturity of more than one year are classified as long-term.

Accrued Accounts Receivable

The Company's accrued accounts receivable consist of incomes received after quarter-end for royalties produced prior to quarter-end. When there are royalties that have not been received at the time of the preparation of the financial statements for months in the prior quarter, the Company estimates the amount to be received based on the average of the most recent 12 months' royalties that were received from that particular well. The Company does not maintain an allowance for doubtful accounts because other than the accrual for earned but not received royalties, it has no accounts receivable.

Property, Building and Equipment

Property, building, and equipment is stated at cost. Major additions are capitalized. Maintenance and repairs are charged to income as incurred. Depreciation is computed on the straight-line and accelerated methods over the following estimated useful lives of the assets:

Furniture and equipment (years)	5 - 7
Land improvements (years)	15

Impairment of Long-lived Assets

Long-lived assets, such as land, timber and property, buildings, and equipment, are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. If events or circumstances arise that require a long-lived asset to be tested for potential impairment, the Company first compares undiscounted cash flows expected to be generated by the asset to its carrying value. If the carrying amount of the long-lived asset is not recoverable on an undiscounted cash flow basis, an impairment charge is recognized to the extent that the carrying value exceeds the fair value. Fair value may be determined through various valuation techniques including quoted market prices, third-party independent appraisals and discounted cash flow models. During the year ended December 31, 2024, the Company performed a step zero impairment analysis on furniture and fixtures and land improvements and determined there were no qualitative factors that would indicate impairment. No impairment charges were recorded during the years ended December 31, 2024 and 2023. During the year ended December 31, 2024, no impairment triggering factors were noted and no quantitative analysis was performed.

Share-Based Compensation

We maintain one incentive compensation plan: the 2021 Stock Incentive Plan (the Plan). The Plan provides for the issuance of restricted stock units (RSUs) and performance-based restricted stock units (PSUs) to certain of our employees, non-employee directors and consultants.

For awards that are subject to market conditions, we utilize a binomial-lattice model (i.e., Monte Carlo simulation model), to determine the fair value. The Monte Carlo simulation model utilizes multiple input variables to determine the share-based compensation expense. Awards for the maximum number of shares issuable under the Plan were made on June 13, 2022. No further awards were made under the Plan during the twelve months ended December 31, 2024. As of December 31, 2024, there are no longer any unvested awards under the plan.

Share-based compensation expense related to RSUs are expensed over the grant date to the end of the requisite service period using the straight-line method. PSUs are expensed over the grant date to the end of the requisite service period using a model-driven derived service period based upon the median of the price projection scenarios for each performance trigger. The RSUs and PSUs do not have voting rights. We calculate the fair value of our share-based awards on the date of grant.

Revenue Recognition

The Company accounts for revenue under ASU 2014-09, Revenue from Contracts with Customers (ASC 606). In accordance with ASC 606, we recognize revenues when the following criteria are met: (i) persuasive evidence of a contract with a customer exists, (ii) identifiable performance obligations under the contract exist, (iii) the transaction price is determinable for each performance obligation, (iv) the transaction price is allocated to each performance obligation, and (v) the performance obligations are satisfied. We derive a majority of our revenues from oil and gas royalties, timber sales, and surface leases. Surface leases are not within the scope of ASC 606 and are accounted for under ASC 842. See Note 6 for more detailed information about the Company's reportable segments.

Oil and Gas

Oil and gas revenue is generated through customer contracts, where we provide the customer access to a designated tract of land upon which the customer performs exploration, extraction, production and ultimate sale of the oil and gas. The Company receives royalties on all oil and gas produced by the customer. The performance obligation identified in oil and gas related contracts is the oil and gas produced on the designated tract of land. The performance obligation is satisfied at a point in time, which is when the customer produces oil and gas. The transaction price is comprised of fixed fees (royalties) on all oil and gas produced. The Company accrues monthly royalty revenues based upon estimates and adjusts to actual as the Company receives payments. Net accrued royalty income was $78,119 and $104,741 as of December 31, 2024 and 2023, respectively. There are no capitalized contract costs associated with oil and gas contracts.

Timber

Timber revenue is generated through customer contracts executed as a pay-as-cut arrangement, where the customer acquires the right to harvest specified timber on a designated tract for a set period of time at agreed-upon unit prices. The performance obligation identified in timber related contracts is the severing of a single tree.

We satisfy our performance obligation when timber is severed, at which time revenue is recognized. The transaction price for timber sales is determined using contractual rates applied to harvest volumes. The Company may receive a deposit at the time of entering into a stumpage agreement and this deposit is recorded in unearned revenue until earned. The Company held stumpage agreement deposits of $0 as of December 31, 2024 and 2023. There are no capitalized contract costs associated with timber contracts. No revenue has been recognized on the stumpage agreements held by the Company that are still open. The amount deposited by the customer is recognized as revenue against the first timber harvested. If no timber is harvested by the end of the contract the deposit is retained and recognized as income at contract end.

<u>Surface</u>

Surface revenue is earned through annual leases for agricultural and hunting activities and the Company records revenues evenly over the term of these leases. Surface revenues from these sources are recurring on an annual basis.

Surface revenue is also earned through right of way and related temporary work-space leases, both of which are not unusual in occurrence and are not recurring sources of revenue. Generally, a right of way lease relates to either a utility or pipeline right of way that is a permanent servitude or exists for fixed periods of time greater than thirty years. The Company retains ownership of the land and the servitude is limited to the use of the surface. Revenue is recorded at the time of the agreement's execution date. For income tax purposes, these types of agreements are treated as sales of business assets.

Other sources of surface revenue can be commercial activities leases and sales of surface minerals, such as dirt.

Basic and Diluted Earnings per share

Net earnings per share is provided in accordance with FASB ASC 260-10, "Earnings per Share". Basic earnings per share is computed by dividing earnings available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted income per share gives effect to all dilutive potential common shares outstanding during the period. Dilutive income per share excludes all potential common shares if their effect is anti-dilutive. For the year ended December 31, 2023, dilutive shares attributable to 36,551 restricted stock units were included in the calculation of earnings per share. There were no dilutive shares outstanding as of December 31, 2024.

Dividends

The Company does not currently pay dividends on a regular basis. In determining whether to declare a dividend, the Board of Directors takes into account the Company's prior fiscal year's cash flows from operations and the current economic conditions, among other information deemed relevant. Dividends paid per common stock are based on the weighted average number of common stock shares outstanding during the period. No dividends were declared during the years ended December 31, 2024 and 2023.

Pursuant to a dividend reversion clause in the Company's Articles of Incorporation, dividends not claimed within one year after the dividend becomes payable will expire and revert in full ownership to the Company and the Company's obligation to pay such dividend will cease. Any dividend reversions are recorded in equity upon receipt.

Income Taxes

The Company accounts for income taxes in accordance with ASC Topic 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities.

Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

In accordance with generally accepted accounting principles, the Company has analyzed its filing positions in federal and state income tax returns for the tax returns that remain subject to examination. Generally, returns are subject to examination for three years after filing. The Company believes that all filing positions are highly certain and that all income tax filing positions and deductions would be sustained upon a taxing jurisdiction's audit. Therefore, no reserve for uncertain tax positions is required. No interest or penalties have been levied against the Company and none are anticipated.

Other Taxes

Taxes, other than income taxes, which consisted of property, franchise and oil and gas production taxes were $153,125 and $138,245, for the years ended December 31, 2024 and 2023, respectively.

Leases

The Company leases its lands to individuals and entities for various purposes. The Company accounts for these types of leases in accordance with ASC 842, *Leases,* and subsequent amendments, which require that leases be evaluated and classified as operating or capital leases for financial reporting purposes. For leases classified as operating, the Company calculates rent expense on a straight-line basis over the lesser of the lease term including renewal options, if reasonably assured, or the economic life of the leased premises, taking into consideration rent escalation clauses and other lease concessions, if applicable. The Company has no capital leases as of December 31, 2024, or 2023.

Recent Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board ("FASB") issued ASU 2023-07, Segment Reporting (Topic 280): *Improvements to Reportable Segment Disclosures*, which requires public entities to disclose information about their reportable segments' significant expenses and other segment items on an interim and annual basis. Additionally, it requires a public entity to disclose the title and position of the Chief Operating Decision Maker (CODM). The ASU does not change how a public entity identifies its operating segments, aggregates them, or applies the quantitative thresholds to determine its reportable segments. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company adopted the standard for the year ended December 31, 2024. The adoption of the standard did not have a material impact on the Company's consolidated statements of operations and disclosures. Refer to Note 6 for further information.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. ASU 2023-09 requires that entities disclose specific categories in their rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. The new standard is effective for the Company beginning December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of adopting the standard.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses ("ASU 2024-03"). This ASU requires new financial statement disclosures disaggregating prescribed expense categories within relevant income statement expense captions. ASU 2024-03 will be effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of adopting the standard.

There are various updates recently issued to the accounting literature and these are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Note 2:   Fair Value of Financial Instruments

ASC 820 Fair Value Measurements and Disclosures ("ASC 820"), defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements. It defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; and model-driven valuations whose inputs are observable or whose significant value drivers are observable. Valuations may be obtained from, or corroborated by, third-party pricing services.

Level 3: Unobservable inputs to measure fair value of assets and liabilities for which there is little, if any market activity at the measurement date, using reasonable inputs and assumptions based upon the best information at the time, to the extent that inputs are available without undue cost and effort.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it was practical to estimate that value:

Class and Methods and/or Assumptions

Cash and cash equivalents: Carrying value approximates fair value due to its readily convertible characteristic.

Certificates of deposit: Carrying value adjusted to and presented at fair market value.

The estimated fair values of the Company's financial instruments are as follows:

Financial Assets:	Level	December 31, 2024 Carrying Value	Fair Value	December 31, 2023 Carrying Value	Fair Value
Cash and cash equivalents...........................	2	$ 3,421,576	$ 3,421,576	$ 7,546,689	$ 7,546,689
Certificates of deposit................................	2	5,908,491	5,829,337	1,525,173	1,499,675
Total		$ 9,330,067	$ 9,250,913	$ 9,071,862	$ 9,046,364

Note 3:   Property and Equipment

Property and equipment consisted of the following:

	December 31, 2024	2023
Land	$ 6,760,765	$ 6,815,711
Timber..	2,250,525	2,250,616
Equipment	120,873	120,873
	9,132,163	9,187,200
Accumulated depreciation...	(96,058)	(91,797)
Total	$ 9,036,105	$ 9,095,403

Depreciation expense was $4,261 for the years ended December 31, 2024 and 2023. Depletion expense was $91 and $685 for the years ended December 31, 2024 and 2023, respectively.

Note 4:   **Land Purchases and Sales**

Land Purchases

No land purchases were made during the year ended December 31, 2024.

Land Sales

During the year ended December 31, 2024, the Company sold the following lands:

Quarter	+/- Acres	Louisiana Parish	Ownership	Land	Mineral Rights %
2nd	25.00	Calcasieu	100%	$ 140,582	0%

During the year ended December 31, 2023, the Company sold the following lands:

Quarter	+/- Acres	Louisiana Parish	Ownership	Land	Mineral Rights %
1st	80.00	Jefferson Davis	16.67%	$ 149,992	0%

For the years ended December 31, 2024 and 2023, gains on sales of land were $85,636 and $149,992, respectively.

Note 5:   **Oil and Gas Leases**

Results of oil and gas leasing activities for the years ended December 31, 2024 and 2023 are as follows:

	2024	2023
Gross revenues		
Royalty interests	$ 417,846	$ 380,654
Lease fees	-	-
	417,846	380,654
Production costs	(46,436)	(41,677)
Results before income tax expense	371,410	338,977
Estimated income tax expense	(95,081)	(86,917)
Results of operations from producing activities excluding corporate overhead	$ 276,329	$ 252,060

Reserve information relating to estimated quantities of the Company's interest in proved reserves of natural gas and crude including condensate and natural gas liquids is not available. A schedule indicating such reserve quantities is, therefore, not presented. Such reserves are located entirely within the United States. All oil and gas royalties come from Company owned properties that were developed and produced by producers, unrelated to Company, under oil and gas mineral lease agreements.

Note 6:   **Segment Reporting**

The Company's operations are classified into three principal operating and reportable segments that are all located in the United States: oil and gas, surface and timber. The Company's reportable business segments are strategic business units that offer income from different products. They are managed separately due to the unique aspects of each area.

The Company's President and Treasurer is the chief operating decision maker ("CODM") and manages and allocates resources between the Oil and Gas, Timber, and Surface segments. Consistent with this decision-making process, the CODM uses financial information disaggregated between the Oil and Gas, Timber, and Surface segment for purposes of evaluating performance, forecasting future period financial results, and allocating resources. The CODM evaluates segment business performance on a quarterly basis based on gross profit.

The tables below present financial information for the Company's three operating and reportable business segments:

	Years Ended December 31,	
	2024	2023
Identifiable Assets, net of accumulated depreciation		
Oil & Gas	$ -	$ -
Surface	-	-
Timber	2,250,525	2,250,616
General corporate assets	16,596,712	16,562,790
Total	$ 18,847,237	$ 18,813,406
Capital expenditures:		
Oil & Gas	$ -	$ -
Timber	-	20,737
Surface	-	-
General corporate assets	-	-
Total segment costs and expenses	$ -	$ 20,737
Depreciation and depletion		
Oil and gas	$ -	$ -
Timber	91	685
Surface	-	-
General corporate assets	4,261	4,261
Total	$ 4,352	$ 4,946

	December 31, 2024			
	Oil and Gas	Timber	Surface	Consolidated
Revenues	$ 417,846	$ 22,225	$ 1,081,053	$ 1,521,124
Cost of Goods Sold	46,436	18,385	533	65,354
Gross Profit	371,410	3,840	1,080,520	1,455,770

	December 31, 2023			
	Oil and Gas	Timber	Surface	Consolidated
Revenues	$ 380,654	$ 154,147	$ 950,804	$ 1,485,605
Cost of Goods Sold	41,677	12,601	4,926	59,204
Gross Profit	338,977	141,546	945,878	1,426,401

Reconciliation	2024	2023
Total Gross Profit	1,455,770	1,426,401
Less:		
General & Administrative Expense	1,420,153	1,450,308
Depreciation Expense	4,261	4,261
Gain on Sale of Land	(85,636)	(149,992)
Income from Operations	116,992	121,824
Interest Income	206,949	160,303
Miscellaneous Income	13,783	74
Income before income taxes	337,724	282,201

There are no intersegment sales reported in the accompanying statements of operations. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on income or loss from operations before income taxes excluding nonrecurring gains and losses on equity investment. Income before income tax represents net revenues less costs and expenses less other income and expenses of a general corporate nature. Identifiable assets by segment are those assets used solely in the Company's operations within that segment.

Note 7:   Concentrations

Revenues from customers representing 5% or more of total revenue for the years ended December 31, 2024 and 2023, respectively were:

Count	Years Ended December 31, 2024	Years Ended December 31, 2023
1	$ 536,615	$ 404,097
2	240,578	175,020
3	155,143	141,519
4	-	78,575
5	-	75,999

Note 8:   Income Taxes

The Company files federal and state income tax returns on a calendar year basis. The net deferred tax asset in the accompanying balance sheets includes the following components at December 31, 2024 and 2023:

	2024	2023
Deferred tax assets	$ 231,744	$ 329,121
Deferred tax liabilities	-	-
	$ 231,744	$ 329,121

Reconciliations between the United States federal statutory income tax provision, using the statutory rate of 26%, and the Company's provision for income taxes at December 31, 2024 and 2023 are as follows:

	2024	2023
Income tax on income before extraordinary item:		
Tax at statutory rates	$ 86,592	$ 72,357
Tax effect of the following:		
Federal statutory depletion	(10,612)	(9,516)
State statutory depletion	(5,715)	(5,124)
Stock-based compensation	79,109	79,109
Other	(61,874)	2,414
Income tax on income	$ 87,500	$ 139,240

Deferred tax assets and liabilities result from timing differences in the recognition of revenue and expenses for tax and financial statement purposes. The effect of these timing differences at December 31, 2024 and 2023 is as follows:

	2024	2023
Net operating loss carryover	$ 59,807	$ -
Percentage depletion carryover	-	-
Stock-based compensation	359,601	516,785
Casualty loss	(77,714)	(77,714)
Deferred gain	(109,950)	(109,950)
	$ 231,744	$ 329,121

The Company files income tax returns for federal and state purposes. Generally, the Company's tax returns remain open for three years for tax examination purposes. Tax positions are recognized when they are more likely than not to be sustained upon examination. The amount recognized is measured as the largest amount of benefit that is more likely than not to be realized upon settlement. The Company is subject to periodic audits by the Internal Revenue Service and other state and local taxing authorities. These audits may challenge certain of the Company's tax positions such as timing and amount of income and deductions and the allocation of taxable income to various tax jurisdictions. The Company evaluates its tax positions and establishes liabilities if significant in accordance with the applicable accounting guidance on uncertainty in income taxes. With few exceptions, the Company is no longer subject to U.S. Federal and state income tax examinations by the tax authorities for calendar years ending before December 31, 2021.

Note 9:   **Related Party Transactions**

The Company and Stream Wetlands Services, LLC ("Stream Wetlands") were parties to an option to lease agreement dated April 17, 2017 (the "OTL"). The OTL provided Stream Wetlands an option to lease certain lands from the Company, subject to the negotiation and execution of a mutually acceptable lease form. On February 28, 2022, Stream Wetlands exercised the OTL and entered into a 25-year lease in exchange for a one-time payment by Stream Wetlands of $38,333. The terms of the lease provide for formulaic contingent payments to the Company based on the amount of revenue generated from activities on the subject property by a third party, with a guaranteed minimum payment of $500,000 in the event that revenue does not meet a minimum threshold. No minimum payment is due unless and until the third party engages in activity on the subject lands, and neither the Company nor Stream Wetlands is able to determine whether that will occur. William Gray Stream, the President and a director of the Company, is the president of Stream Wetlands.

The Company's President is also the President of Matilda Stream Management Inc. ("MSM") and the Chief Financial Officer is the Chief Investment Officer of MSM. MSM provides administrative services to the Company for no compensation.

Surface revenue-related party was $5,978 from Gulf Coast Sequestration for the year ended December 31, 2024. Surface revenue-related party was $0 for the year ended December 31, 2023.

Note 10:   **Share-Based Compensation**

During the year ended December 31, 2022, the Company granted to certain employees an aggregate of 76,755 restricted stock units that vest over a three-year period through July 15, 2024 and 280,245 performance shares that vest upon achievement of certain stock price hurdles as measured during the period from July 15, 2020 through July 15, 2024. Each of the time-based and market-condition awards are subject to the recipient's continued service with us, the terms and conditions of our stock incentive plan and the applicable award agreement. As of December 31, 2023, 40,204 restricted stock units and 31,584 performance shares had vested, representing a total of 71,788 issuable shares under the Plan. As of December 31, 2023, a total of 71,788 of the issuable shares had been issued to employees.
On February 12, 2024, 51,761 performance shares vested upon achievement of a certain stock price. The shares were issued on April 1, 2024. On July 15, 2024, the final tranche of the restricted stock units awarded to the Company's employees, representing 36,551 underlying shares, vested. As of the date of this filing, the underlying shares have not yet been issued to the employees. Also on July 15, 2024, all 196,900 unvested performance shares awarded to employees under the Plan lapsed without the performance criteria being achieved and were forfeited by the grantees. There are no further unvested awards outstanding under the Plan.

The share-based compensation expense recognized is included in general and administrative expense in the statements of operations. The total fair value of the awards was $3,374,002 of which $0 was unrecognized stock-based compensation expense as of December 31, 2024.

The plan participants elected to have the Company withhold shares to cover the employee payroll tax withholdings for the shares issued. As of December 31, 2024, the Company withheld 39,012 shares of the 123,549 shares issued to the employees. The shares are reported as treasury stock on the balance sheets.

The share-based compensation expense recognized by award type was $223,626 and $0 for restricted stock units and performance shares, respectively, for the year ended December 31, 2024. The share-based compensation expense recognized by award type was $420,874 and $420,965 for restricted stock units and performance shares, respectively, for the year ended December 31, 2023.

Exhibit 19.1

CKX LANDS, INC.
INSIDER TRADING POLICY

1. Introduction

While serving with CKX Lands, Inc. (the "**Company**" or "**CKX**"), CKX officers, directors, and employees will become aware of confidential and highly sensitive information about CKX, its customers, suppliers, or other companies with which CKX has relationships or may be negotiating transactions. Much of this information could affect the market price of securities issued by CKX or the other companies involved.

U.S. securities laws impose serious civil and criminal penalties on persons who purchase, sell, or transfer securities while knowing this information. In addition, CKX and its directors and officers may be liable for civil monetary or criminal penalties for insider trading by CKX personnel and other persons they supervise.

The Company's Board of Directors has adopted this Insider Trading Policy (this "**Policy**") to attempt to ensure that the Company, its directors, employees, and others working for CKX do not violate insider trading laws.

This policy does not discuss your obligation to report your transactions in CKX securities on SEC Forms 4 and 5 or your ownership of CKX on Schedules 13D or 13G, or compliance with Rule 144 in selling your CKX stock. Please see the May 10, 2017 memo to the Board from Fishman Haygood for information about those requirements.

2. Applicability and Scope

This Policy applies to: (1) all directors; (2) all employees; (3) any other person, including service providers, who have access to the Company's confidential information; and (4) any other person designated by the Company's Board of Directors as subject to this Policy. The people subject to this policy are referred to as "**Insiders**."

Insider trading prohibitions apply to trading in a person's own accounts, as well as in accounts of a related person. A "**Related Person**" means, with respect to an Insider: (1) any family member (including children away at college), or any other person, who lives in the Insider's household; (2) any family member or other person (no matter where they live) whose transactions in Company securities are directed by the Insider or subject to the Insider's influence or control; (3) any entities in which the Insider or Related Person serves as a director, manager, officer, or controlling person, or is a significant equity holder, or which the Insider or Related Person otherwise influences or controls; (4) trusts of which the Insider or Related Person is a trustee; and (5) estates of which the Insider or Related Person is an executor. This Policy does not, however, apply to personal transactions of Related Persons where the purchase or sale decision is made by a third party not controlled by, influenced by, or related to the Insider or a Related Person.

Please keep in mind that even if your family members or close friends or associates do not fall within the definition of "Related Person," for example because they do not live with you and you do not influence or control their transactions, their trading in CKX securities may be scrutinized by authorities because of your relationship. Therefore, you should not discuss CKX with these persons. This is discussed in more detail below.

This Policy applies to transactions in all the Company's securities, including the Company's common stock or any other type of securities that the Company may issue in the future, including stock options, preferred stock, convertible debentures, and warrants. It also applies to derivative securities that are not issued by the Company but derive their value from the Company's securities, such as exchange-traded put or call options or swaps. Gifts of securities are also covered by this Policy because of the possibility that a court might conclude that a "gift" was actually a disguised sale, or that the donee's sale of the donated shares were the result of a "tip." Transactions in mutual funds that are invested in Company securities are not transactions subject to this Policy.

3. **Explanation of the Law and Potential Penalties**

    a. **Insider Trading**

    The federal securities laws make it illegal for an insider of a company to trade in the company's securities when the insider knows Material, Non-Public Information (defined below) about the Company. It is also illegal for a person to trade in securities of any other company, even if the company is not the person's employer, when the person knows Material, Non-Public Information about that company, and when the person has obtained the information improperly or uses the information in violation of a duty to keep the information confidential. This could cover companies with which CKX has contractual relationships or with which CKX might be negotiating. Rule 10b5-2 under Section 10(b) of the Securities Exchange Act of 1934, as amended ("**Exchange Act**"), provides that an individual has a duty of trust or confidence when he or she agrees (verbally or in writing) to keep corporate information confidential, when there is a history, pattern, or practice that creates a reasonable expectation of confidence, or when he or she receives Material, Non-Public Information from his or her spouse, parent, child, or sibling.

    It is also against the law for insiders to disclose Material, Non-Public Information to another person (including a Related Person) who might trade while aware of that information. This is sometimes referred to as illegal "tipping." Both the tipper and the person who trades could be subject to civil penalties, which may be substantial, or to criminal penalties.

    Finally, it is also against the law to assist someone who is engaging in any of the activities above.

    b. **Material, Non-Public Information**

    "**Material, Non-Public Information**" means information that is: (1) not available to the public at large; and (2) that could affect the market price of the security (whether positively or negatively), and which a reasonable investor would consider important in deciding whether to buy, sell, or hold the security.

There is no bright-line standard for assessing materiality; rather, materiality is based on an assessment of all the facts and circumstances. Any information that could be expected to affect the Company's stock price (whether positively or negatively) should be regarded as material. There are various categories of information that are particularly sensitive and, generally, should always be considered material information:

- impending bankruptcy or financial liquidity problems;
- projections, or changes to projections, of future earnings or losses, or other earnings guidance;
- news of a pending or proposed merger or acquisition of a business or significant assets;
- news of a significant sale of assets or the disposition of a material subsidiary;
- joint ventures;
- changes in dividend policies or the declaration of a stock split or the offering of additional securities; or a tender offer or exchange offer;
- bank borrowings or other financing transactions out of the ordinary course;
- changes in management;
- news of significant extraordinary income or charges;
- significant new products, discoveries or production facilities;
- the gain or loss of a substantial customer or supplier;
- developments in significant litigation or regulatory proceedings; and
- financial results (annual, quarterly or otherwise).

The above list is illustrative only. Either positive or negative information about the Company may be material. If securities transactions become the subject of scrutiny, they will be viewed after-the-fact and with the benefit of hindsight. Therefore, before engaging in any securities transaction, you should consider carefully how the Securities and Exchange Commission (the "**SEC**") and others might view your transaction in hindsight with all the facts disclosed. When in doubt about whether non-public information is material, you should presume it is material.

Information is considered "public" only after it has been widely disseminated to the public through appropriate channels, and reasonable time has passed to permit the market to absorb and evaluate the information. Information generally would be considered widely disseminated if it has been disclosed through a press release over newswire services or has been disclosed in a public filing with the SEC.

Unless the Company informs you otherwise, you should assume that when the Company releases material information to the marketplace, the Company considers that the information will be fully evaluated by the marketplace at the close of one full Trading Day following the release of the information. A "**Trading Day**" means a day on which the NYSE American market is open for trading, and a Trading Day begins at the time trading begins and ends at the time trading ends. For example, if the Company releases material information on Monday morning before the market opens, you can assume it will have been fully evaluated by the market at the end of trading on Monday (one full Trading Day), and you may execute trades on Tuesday. If information is released during a Trading Day, you must wait until a full Trading Day has been completed before trading. For example, if information is released at noon on Monday, you may execute trades on Wednesday. The Company will inform you if it decides that a particular matter is "complex" and therefore requires more time for evaluation by the marketplace than one full Trading Day.

If you are in doubt as to whether information you have is Material, Non-Public Information, you should contact the President.

c. Consequences of Violations

Punishment for insider trading violations can be severe, including, for example, the following:

- For individuals who trade while in possession of Material, Non-Public Information (or tip information to others):
    - A civil penalty of up to three times the profit gained or loss avoided resulting from the violation;
    - A criminal fine of up to $5.0 million (no matter how small the profit); and/or
    - A jail term of up to 20 years.

- For a company (as well as possibly any supervisory person) that fails to take appropriate steps to prevent illegal trading:
    - A civil penalty of up to the greater of $1.0 million or three times the profit gained or loss avoided as a result of the insider's violation; and/or
    - A criminal penalty of up to $25.0 million.

The Company's directors, officers and other supervisory personnel may be personally liable if they fail to take appropriate steps to prevent insider trading.

4. Statement of Policy

It is CKX policy that Insiders may not:

- trade CKX securities while knowing Material, Non-Public Information, or tip such information to others;
- trade CKX securities at any time <u>other than</u> during a "Trading Window";
- trade CKX securities without first discussing the proposed trade with the President; and
- engage in certain special transactions.

Each of these is discussed more fully below.

If an Insider possesses Material, Non-Public information when his or her service with the Company terminates, the Insider may not trade until the information becomes public or is no longer material. The requirement to discuss your proposed trade with the President does not apply to former Insiders.

a. No Trading or Tipping When You Have Material, Non-Public Information; Confidentiality

No Insider (or Related Person) is permitted to trade, or offer to trade, securities from the time he or she becomes aware of Material, Non-Public Information until the end of one full Trading Day following the release of the Material, Non-Public Information, or until the information is no longer material.

No Insider is permitted to disclose or tip Material, Non-Public Information to any other person (including Related Persons) where the Material, Non-Public Information may be used by that person to trade in the securities of the company to which the Material, Non-Public Information relates. Insiders may not recommend the purchase or sale of the Company's securities to any other person regardless of whether the Insider is aware of Material, Non-Public Information. Insiders also may not recommend the purchase or sale of another company's securities when they are aware of Material, Non-Public Information about that company that they have received improperly, for example as an illegal tip, or which have a duty to keep confidential.

No Insider may disclose Material, Non-Public Information or any other form of confidential information about CKX or other companies with whom CKX has a relationship to any person, other than to an employee or contractor who has a need to know the information for the purpose of performing his or her assigned duties, without the express permission of the President or the Board of Directors. You should also take care not to inadvertently or accidentally disclose Material, Non-Public Information or other confidential information about CKX or other companies with whom it has a relationship to Related Persons, or leave it in places where others may see it.

No Insider may assist anyone in connection with any of the activities described above.

If you inadvertently disclose Material, Non-Public Information about CKX, contact the President immediately so the Company can determine whether to take corrective action.

b.   **Trading Window**

Since it is often difficult to determine whether an Insider possesses Material, Non-Public Information, this Policy requires Insiders to confine their trading in Company securities to a "**Trading Window**," and prohibits trading any other time.

For the Company's first, second and third fiscal quarters, the permitted Trading Window begins after forty-eight (48) hours has passed following the release of the Company's financial results and ends at the close of trading on the 14th calendar day of the third month of the following fiscal quarter. For example, if the Company releases its first fiscal quarter results before the market opens on May 10, the Trading Window will open on May 12 and will close at the end of the trading day on June 16.

If the 14st calendar day is not a Trading Day, the Trading Window closes at the end of trading on the immediately preceding Trading Day.

For the fourth fiscal quarter ending December 31, the Trading Window ends at the close of trading on the last Trading Day of November.

The above timing results in three of the four Trading Windows during the fiscal year being open for several weeks. However, please note that because the Company's year-end results are not released until March, the first Trading Window of the year is short, lasting only a few days in mid-March.

The safest period for trading in the Company's securities, assuming the absence of Material, Non-Public Information, is generally the first 10 days of the Trading Window. However, trading in the Company's securities during the Trading Window should not be considered a "safe harbor," and all Insiders should use good judgment at all times.

It is important to remember that even if the Trading Window is open, Insiders may not trade in Company securities if they know Material, Non-Public Information.

The Company may impose an event-specific trading suspension and prohibit some or all Insiders from trading the Company's securities even if the Trading Window would normally be open. This would happen if material developments are known to Insiders but have not yet been disclosed to the public (for example, a proposed purchase or sale of material assets). Insiders should not disclose to others the fact of the trading suspension.

c. Notification Requirement for Insiders

Insiders must inform the President about their proposed trades at least 48 hours <u>before</u> they or their Related Persons buy, sell, donate or transfer securities of the Company, or securities of any company known or believed to be a significant customer of or significant supplier to the Company. This allows the Insider to discuss with the President whether the Insider has non-public information about the Company that is material.

Please note that discussions about a proposed trade with the President are not legal advice or an acknowledgment or opinion that an Insider does not possess Material, Non-Public Information. Insiders must ultimately make their own judgments regarding, and are personally responsible for determining, whether they know Material, Non-Public Information.

d. Special Prohibited Transactions

Because the Company believes it is improper and inappropriate for Insiders to engage in short-term or speculative transactions involving Company securities, Insiders are prohibited from engaging in the following transactions.

i. Margin Accounts and Pledges

Securities held in a margin account may be sold by the broker without the customer's consent if the customer fails to meet a margin call. Similarly, securities pledged as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the Insider is aware of Material, Non-Public Information or otherwise is not permitted to trade in Company securities, Insiders are prohibited from holding Company securities in a margin account or pledging Company securities as collateral for a loan.

ii. Hedging and Derivative Transactions

Hedging transactions permit an individual to hedge against a decline in stock price. Because hedging may have the appearance of a bet against the Company, hedging transactions, whether direct or indirect, involving the Company's securities are prohibited, regardless of whether the Insider knows Material, Non-Public Information.

Derivative securities transactions, whether or not entered into for hedging purposes, may also appear improper if there is any unusual activity in the underlying equity security. Accordingly, transactions involving CKXbased derivative securities are prohibited, whether or not you know Material, Non-Public Information. Derivative securities include options, warrants, stock appreciation rights, convertible notes or similar rights whose value is derived from the value of CKX common stock. Transactions in derivative securities include trading in CKX-based option contracts, transactions in straddles or collars, and writing puts or calls.

iii. Short Term Trading

Short-term trading of Company securities may unduly focus the person on the Company's short-term stock market performance instead of the Company's long-term business objectives. Accordingly, Insiders who purchase CKX securities in the open market may not sell any CKX securities of the same class during the six months after the purchase (or vice versa). For Insiders who are also directors, officers subject to Section 16, or 10% beneficial owners, this may result in mandatory profit disgorgement under Section 16(b) of the Exchange Act.

iv. Standing and Limit Orders

An Insider has no control over the timing of purchases or sales resulting from standing instructions and limit orders. A broker could execute a transaction when the Insider has Material, Non-Public Information. Accordingly, standing and limit orders are generally prohibited. However, if such standing and limit orders are used only for a very brief period of time in which the transaction is certain to occur in a Trading Window and can be cancelled immediately if the Company closes the Trading Window, they are permitted, although strongly discouraged.

v. Short Sales

Short sales of Company securities (i.e., the sale of a security that the seller does not own) may demonstrate an expectation that the securities will decline in value, and therefore have the potential to signal the market that the seller lacks confidence in the Company's prospects. In addition, short sales may reduce a seller's incentive to improve the Company's performance. For Insiders who are also directors, officers subject to Section 16, or 10% beneficial owners, short sales are a violation of Section 16(c) of the Exchange Act.

5. Rule 10b5-1 Trading Plans

This Policy does not apply to Company-approved 10b5-1 trading plans. Rule 10b5-1 under the Exchange Act permits persons to adopt automatic trading plans at times when the person does not possess Material, Non-Public Information. Company policy requires those plans to be adopted only during Trading Windows. It is recommended that Insiders adopt a "cooling off" period after entering into the plan before trading may begin. If properly adopted, a 10b5-1 trading plan can continue even after the Trading Window closes and even if the person later acquires Material, Non-Public Information. If you would like to consider establishing a 10b5-1 trading plan, contact the President for more information.

6. Violations of this Policy

Violations of this Policy are serious. The Company will conduct an investigation that is appropriate under the circumstances of the facts surrounding a violation. Violations of this Policy, even when not a violation of insider trading laws, may result in monetary fines and/or other discipline, up to and including termination of employment. If a law conflicts with this Policy, you must comply with the law.

7. Administration; Certifications

The Board of Directors has appointed the President to monitor compliance with this Policy. The duties of the President include:

- Assisting the Company with the implementation of this Policy.

- Circulating this Policy annually (or whenever it is materially amended), with a certification to be signed by each person subject to the policy in the form attached hereto as **Annex A**, acknowledging that he or she is subject to this Policy, has read it, and understands its requirements.

- Notifying directors at each regular Board meeting of the next date when the Trading Window will open and then close.

- Discussing all proposed trades in the Company's securities with Insiders.

8. Amendment; Review

The Board of Directors, with the assistance of the Audit Committee, periodically reviews and updates this Policy so that it reflects current standards and circumstances specific to CKX. The Company reserves the right to amend or rescind the Policy or any portion of it at any time, and to adopt different policies and procedures at any time.

* * * *

This document states a policy of CKX Lands, Inc. and is not to be regarded as legal advice.

March 14, 2019

INSIDER TRADING POLICY CERTIFICATION

I have read and understand the Insider Trading Policy (the "**Policy**") of CKX, Inc. (the "**Company**"). I agree that:

- I will not trade, tip or otherwise disclose Material, Non-Public Information of the Company or any other company in violation of the Policy.
- I will comply with the policies and procedures set forth in the Policy, including the Trading Window and advance notification procedures.
- I will not engage in any transaction that is prohibited by the Policy.
- If I am an employee, I understand and agree that my failure to comply in all respects with the Policy is a basis for termination of my employment with the Company.
- I am aware that this signed Certification will be filed in the Company's records.

_____
Signature

_____
Type or Print Name

_____
Date

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO RULE 13A-14(A) AND RULE 15D-14(A) OF
THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

I, W. Gray Steam, certify that:

1. I have reviewed this annual report on Form 10-K of CKX Lands, Inc. (the "registrant");

2   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

March 25, 2025   */s/W. Gray Stream*
                                                  W. Gray Stream
                                                  President
                                                  (Principal executive officer)

Exhibit 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO RULE 13A-14(A) AND RULE 15D-14(A) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

I, Scott A. Stepp, certify that:

1. I have reviewed this annual report on Form 10-K of CKX Lands, Inc. (the "registrant");

2 Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

March 25, 2025   */s/ Scott A. Stepp*
                                                           Scott A. Stepp
                                                           Chief Financial Officer
                                                           (Principal financial officer)

Exhibit 32.1

Certification Pursuant to 18 U.S.C. Sec. 1350
(Section 906 of the Sarbanes – Oxley Act of 2002)

In connection with the filing by CKX Lands, Inc. (the "Company") of the Annual Report on Form 10-K for the year ending December 31, 2023 (the "Report"), the undersigned hereby certifies, to the best of my knowledge, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 25, 2025

/s/W. Gray Stream

W. Gray Stream
President
(Principal executive officer)

Exhibit 32.2

Certification Pursuant to 18 U.S.C. Sec. 1350
(Section 906 of the Sarbanes – Oxley Act of 2002)

In connection with the filing by CKX Lands, Inc. (the "Company") of the Annual Report on Form 10-K for the year ending December 31, 2024 (the "Report"), the undersigned hereby certifies, to the best of my knowledge, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 25, 2025

/s/Scott A. Stepp
Scott A. Stepp
Chief Financial Officer
(Principal financial officer)

This Page Intentionally Left Blank

Board of Directors

Lee W. Boyer
Secretary of CKX Lands, Inc. and Retired Partner, Stockwell, Sievert, Viccellio, Clements & Shaddock, L.L.P.

Keith Duplechin
Principal, First Capital Group, LLC and AdSource, LLC

Daniel J. Englander
Managing Partner, Ursula Capital Partners

Max H. Hart
Principal, Haas-Hirsch Interests

Lane T. LaMure
Founder and Chief Investment Officer, Enlight Capital Advisors

Eugene T. Minvielle, IV
Financial Professional
MSE Partners, LLC

William Gray Stream
President of CKX Lands, Inc. and President, Matilda Stream Management, Inc.

Mary Leach Werner
Vice President, The Sweet Lake Land & Oil Co., LLC and The North American Land Co., LLC

Executive Officers

William Gray Stream
President

Scott A. Stepp
Chief Financial Officer

Lee W. Boyer
Secretary

Corporate Information

Corporate Office
2417 Shell Beach Drive
Lake Charles, Louisiana 70601
(337) 493-2399
www.ckxlands.com

Transfer Agent
Computershare Investor Services
P.O. Box 43078
Providence, RI 02940-3078
(800) 736-3001
(US, Canada, Puerto Rico)
(781) 575-3100 (non-US)
www.computershare.com

Independent Registered Public Accounting Firm
MaloneBailey, LLP
9801 Westheimer Road
Suite 1100
Houston, Texas 77042
(713) 343-4286

Form 10-K
The Annual Report on Form 10-K, including the financial statement and schedules thereto, for the year ended December 31, 2024, as well as the other information about CKX Lands, may be obtained without charge by writing to W. Gray Stream, President, at CKX Lands' corporate office, or by visiting CKX Lands' website at www.ckxlands.com